UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CPI AEROSTRUCTURES, INC.

(Exact Name of Registrant as Specified in Charter)

New York	001-11398	11-2520310
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

91 Heartland Boulevard, Edgewood, New York	11717
(Address of Principal Executive Offices)	(Zip Code)

Andrew Davis

Chief Financial Officer

(631) 586-5200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 - Conflict Minerals Disclosure and Report; Exhibit

CPI Aerostructures, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto which is publicly available at www.cpiaero.com under the Investor Relations tab.

Section 3 - Exhibits

The following exhibit is submitted as part of this report:

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 30, 2023

CPI AEROSTRUCTURES, INC.

By:	/s/ Andrew Davis
Name: Andrew Davis
Title: Chief Financial Officer

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